Filed by Champion International Corporation
                      pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant Rule 14a-12 of the
                                            Securities Exchange Act of 1934
                                                 Commission File No: 1-3053
                        Subject Company: Champion International Corporation


 The following Letter to Shareholders will be sent to shareholders of Champion International Corporation with its Annual Report to Shareholders for the year ended December 31, 1999.

 LETTER TO SHAREHOLDERS

 Different. Focused. Stronger. These words aptly describe the transformation that has taken place at Champion since October 1997 when we announced a three-pronged strategy to maximize total shareholder return by focusing on strategic businesses, increasing earnings through a profit-improvement program, and exercising strong financial discipline. I am pleased to report that we have met the major goals of our plan a full year ahead of schedule.

           In addition, I am pleased to report that as we went to press with this publication, we announced an agreement to merge with UPM-Kymmene Corporation, a leading paper and forest products company based in Helsinki, Finland. The combined company will be called Champion International and will have production plants in 17 countries, responsibility for the sustainable management of some 16 million acres of forestlands worldwide, total annual revenues of approximately $14 billion, total papermaking capacity of approximately 12.1 million metric tons per year, and approximately 49,000 employees.

           Champion and UPM-Kymmene's paper and wood products businesses complement one another well, and the geographic diversification of our combined company will help to strengthen our leadership positions in global markets. Based in Helsinki, the new Champion will truly be a premier global forest products company. We are excited about the opportunities that lie ahead and are convinced that this merger will better serve the needs of our customers, shareholders, and employees.

           We will be working out the details of the merger over the next
 few months and communicating information as it becomes available.(1)   The
 balance of this report focuses on Champion's performance in 1999 and our continuing strategy to maximize total return for our shareholders.

 ---------------------

 (1) Investors and security holders are encouraged to read the joint proxy statement/prospectus regarding the merger between Champion and UPM-Kymmene when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by UPM-Kymmene and Champion at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained free of charge by contacting Champion, Attn: Thomas L. Hart, Vice President-Finance and Treasurer, One Champion Plaza, Stamford, Connecticut 06921.


 MAKING PROGRESS
 The positive trend in our earnings over the past few years provides evidence that our strategy is working. In 1997, we earned four cents per share before a special item. The following year, in 1998, our earnings rose to 98 cents per diluted share before special items. In 1999, earnings increased to $2.46 per diluted share before an extraordinary charge of five cents. It is important to emphasize that much of this improvement is the result of tremendous work on the part of our employees to lower our cost structure and not of higher prices for our products.

           We are very pleased with this progress. However, we are not satisfied. We know we can do better. That's why we have embarked on a new set of initiatives, which we call Target 285, that is intended to increase Champion's annual pre-tax profitability at the rate of an additional $285 million by the end of 2001. Before discussing our new goals, I'd like to review our accomplishments.

 MEETING STRATEGIC GOALS
 In 1997, we announced our intention to divest several non-strategic assets in order to focus on those businesses that offer the greatest opportunity for increased economic profit.(2) In 1998, we proceeded to sell our Lufkin and Sheldon, Texas, newsprint operations; our Texas recycling centers; and our Belvidere, Illinois, ovenable-board plant. During 1999, we sold our Deferiet, New York, specialty papers mill; and our specialty uncoated papers, bleached board, and liquid packaging businesses at our Canton and Waynesville, North Carolina, facilities and five DiaryPakregistered trademark plants. In addition, we completed the sale of approximately 300,000 acres of non-strategic forestlands in New York, Vermont, and New Hampshire. With only the Hamilton, Ohio, premium papers mill left to sell, our divestiture program now is largely behind us.

           The goal of our profit-improvement program, the second component of our strategy, was to increase our pre-tax profits by $400 million per year (in 1997 dollars) by the end of 2000. We successfully met, and exceeded, this ambitious goal at the end of 1999 - one year ahead of schedule. This outstanding achievement was accomplished primarily through cost reductions, productivity increases, and shifts in our product mix toward higher value-added products. A major component of the program was an 11 percent reduction in employment at our ongoing operations by the end of 1999. While this was a difficult process, we achieved this objective six months ahead of schedule and, since then, have surpassed it.

           Finally, our strategy called for improved financial discipline in all types of spending, including capital projects, expansion, and daily operations. An important part of this effort was to keep capital spending at our ongoing operations in line with depreciation, depletion and amortization (DD&A). By exercising careful financial discipline and finding innovative, non-capital solutions wherever possible, we have kept our capital spending below DD&A for the past three years, 1997 through 1999, and plan to keep capital spending, excluding strategic expansion projects, at DD&A levels in the future.


-------------------

(2) Economic profit is profit earned by a company or business in excess of a capital charge for debt holders and equity holders who provide capital to the company to finance its operations.


           This effort also includes applying careful financial discipline in our acquisition decisions. Since 1997, we have acquired three strategic assets along with associated forestlands: our Passadumkeag, Maine, softwood lumber mill; our Inpacel coated papers mill in Brazil; and our Sunpine Forest Products business in Alberta, Canada. These businesses were purchased at attractive prices and already are contributing to our improved profit performance. In addition, we've developed several significant alliances - with Hewlett-Packard Company, Asia Pacific Resources International Holdings Ltd., and Hercules Incorporated - which allow us to grow our business without significant capital spending.

 MANAGING OUR BUSINESS DIFFERENTLY
 Much of our success in meeting the goals of our profit-improvement program can be attributed to the adoption of world-class, Value-Based Management
 (VBM) practices. VBM is a set of principles that helps guide us in our business decisions and ensures that our strategy remains aligned with our governing objective of maximizing total shareholder return.

           In addition, we have significantly increased our marketing efforts. We are in the process of transforming a manufacturing-oriented, inwardly focused company into a market-oriented, customer-focused organization. We have hired a number of marketing professionals to help expand our marketing capabilities. Each of our businesses spent considerable time during 1999 gaining a better understanding of its customers' needs in an effort to increase customer value in ways that increase shareholder value. In the case of our domestic uncoated freesheet papers business, this process has resulted in the implementation of a new business model - one that we believe will strengthen the profitability of that business.

 SETTING NEW GOALS
 In October 1999, we announced our Target 285 profit-improvement program. The goal of this program is to further increase Champion's pre-tax profit at an annual rate of $285 million by the end of 2001. Target 285 has three components: $100 million in productivity improvements and cost reductions; $140 million in "top-line" initiatives; and the remaining $45 million from the completion of projects that already are under way.

           The $100 million in productivity improvements and cost reductions is a very ambitious goal, considering that we already have made tremendous achievements in these areas. However, we are confident that we can continue to find opportunities to improve our operational performance and to eliminate expenditures that do not add value to the company.

           The top-line initiatives represent business opportunities that will increase the revenue of the company in a way that improves our "bottom line". These initiatives include the development of new products, new markets, and new customers. Our Value-Based Management process and increased marketing focus are supporting this effort.

           The third component of Target 285 is the completion and optimization of a number of projects that currently are under way. These include the completion of our new sawmill in western Florida; the addition of a new gap former on the No. 3 machine in Sartell, Minnesota; the completion of a natural gas-fired turbine generator at our mill in Bucksport, Maine; and the optimization of Sunpine Forest Products.

 REWARDING SHAREHOLDERS
 In October 1999, we also announced several measures that will directly increase the financial return to our shareholders and strengthen the company's balance sheet.

           The quarterly dividend paid on our common stock, which has been at five cents per share since 1991, is being increased by five cents per quarter until it reaches 25 cents per quarter. This means that shareholders who previously have been receiving dividends totaling 20 cents per share each year will receive dividends totaling $1 per share by 2001.

           In addition, the company has targeted a total-debt-to-total capitalization ratio of 35 percent or less by the end of 2001. Substantial progress in reducing the debt ratio already has been made through the scheduled retirement of $200 million of debt and the repurchase of $217 million in high-cost debt during 1999. Our target level of total-debt-to-total-capitalization will help to strengthen our balance sheet and give us the financial flexibility we need to consider additional opportunities to enhance shareholder value in the future.

 MAINTAINING OUR CORE VALUES
 Since 1997, our company has undergone tremendous change. We have streamlined our businesses and created a financially stronger company that is focused on maximizing total return for our shareholders.

           Through all this change, however, we have not lost sight of our core values. Champion is widely admired for its commitment to the responsible stewardship of the environment and the well-being of the communities in which the company operates. Equally important is our commitment to the health, safety, and welfare of our employees. It is through their efforts that we are successfully building a better Champion.

           Before closing, I would like to thank our Board of Directors for the valuable leadership and direction they have provided in the development of our strategy. In addition, I would like to welcome Henrique Meirelles, president of global banking and financial services for FleetBoston Financial Corporation, who joined the Board in early 1999. In particular, his background and experience in Brazil, where we have a substantial presence, bring unique and valuable perspective to our company.

           A focused strategy. A committed value system. Solid leadership. Talented employees. Excellent assets. These are the characteristics of a stronger Champion - a company better positioned than at any time in its history to continue improving performance and building shareholder value in 2000 and beyond.

 Richard E. Olson
 Chairman and Chief Executive Officer
 February 17, 2000